John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

john.lively@1940actlawgroup.com

February 1, 2013

Ms. Laura Hatch

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Hatch:

On November 13, 2012, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 90 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 91 under the Investment Company Act of 1940, as amended to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding a new series portfolio to the Trust – the MCM All-Cap Growth Fund.

On January 8, 2013, you provided comments to me relating to the Amendment. This letter responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. Contemporaneously, with this letter, which I am submitting to you in a correspondence filing, the Trust is filing a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Prospectus

Fund Summary – Fees and Expenses of the Fund

1.	Comment: Please confirm there are no acquired fund fees and expenses for the Fund.

Response: The Fund is not expected to have any acquired fund fees and expenses exceeding 1 basis point and, as such, has not added a line item on acquired fund fees and expenses into the fee table.

Fund Summary – Principal Investment Strategies

2.	Comment: The disclosure states that the Fund may invest in foreign companies. Please disclose if the Fund may also invest in securities of issuers located or based in emerging markets. If so, please add the appropriate risk disclosure.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

February 1, 2013

Response: The investment adviser to the Fund has advised the Trust that the Fund may, from time to time, invest as a principal investment strategy in the securities of issuers located or based in emerging markets. Accordingly, the Trust has revised the Fund’s investment strategies and risk disclosures to reflect this type of investment.

3.	Comment: The second paragraph from the bottom states that the Fund “will normally seek to construct a diversified portfolio generally consisting of 25-50 securities positions” while the Fund’s SAI states that the Fund is non-diversified. Please make these disclosures consistent.

Response: The Trust has revised the disclosure as you have suggested.

Appendix – Adviser’s Prior Performance

4.	Comment: In the second paragraph please insert the concept that the accounts comprising the composite have investment objectives, strategies and policies that are substantially similar to those of the Fund.

Response: The Adviser has requested that the Trust remove the Adviser’s Prior Performance disclosure. Accordingly, no disclosure adjustments in response to your comment are necessary.

5.	Comment: Please disclose if the performance calculations for the discretionary accounts are prepared in a manner that differs from the SEC’s method. If so, please state the differences.

Response: The Adviser has requested that the Trust remove the Adviser’s Prior Performance disclosure. Accordingly, no disclosure adjustments in response to your comment are necessary.

6.	Comment: The disclosure indicates that the calculations have been verified. Please provide the consent as an exhibit to the 485B filing.

Response: The Adviser has requested that the Trust remove the Adviser’s Prior Performance disclosure. Accordingly, no disclosure adjustments in response to your comment are necessary.

7.	Comment: The sixth paragraph discusses “carve-out returns.” Please explain this concept and verify that the exclusions do not cause the composite to be misleading. Note that the SEC Staff does not permit use of partial accounts in prior performance calculations (e.g., the use of an equity portion performance in a balanced portfolio).

Response: The Adviser has requested that the Trust remove the Adviser’s Prior Performance disclosure. Accordingly, no disclosure adjustments in response to your comment are necessary.

Statement of Additional Information

It was noted that there were no comments to the Statement of Additional Information.

Ms. Laura Hatch

U.S. Securities and Exchange Commission

February 1, 2013

*             *             *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively